Exhibit 99.1

Bookham Technology plc

2 June 2004

ANNUAL GENERAL MEETING 2004

Oxfordshire, UK - June 2, 2004: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of optical and RF components, modules and subsystems used in various applications and industries, including telecommunications, announces that at the Annual General Meeting of the company held earlier today, all of the resolutions were passed.

A copy of the resolutions passed at the Annual General Meeting has been submitted to the United Kingdom Listing Authority for publication on its Documents Viewing Facility and will be available shortly.

For further information, please contact:

Bookham Technology plc:

Sharon Ostaszewska

Tel: +44 (0)1235 837612

www.bookham.com	Thinking Optical Solutions